July 12, 2013

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dell Inc.

Definitive Additional Materials

Filed July 5 and July 8, 2013

File No. 000-17017

Dear Mr. Panos:

Dell Inc. (“Dell” or the “Company”) hereby submits its responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter, dated July 9, 2013, relating to the above-referenced Definitive Additional Materials (the “Additional Materials”) filed on July 5 and July 8, 2013. For your convenience, the comments of the Staff are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is filing, via EDGAR, amended Definitive Additional Materials (the “Amended Additional Materials”) containing changes made in response to the Staff’s comments, as well as certain updated information. The Company is separately providing the Staff supplementally with copies of the Amended Additional Materials marked to show changes against the filings of the Additional Materials filed on July 5 and July 8, 2013. Page references in the responses below refer to the Amended Additional Materials. Capitalized terms used, but not defined herein, have the meanings assigned to such terms in the Definitive Proxy Statement filed on May 31, 2013.

1.	We noticed the presentation titled “Dell Supplemental Investor Materials,” and in particular, the projected valuations set forth on page 10. Please advise us with the basis upon which Dell relied to apply the multiples of a different company (Hewlett Packard) to produce hypothetical valuations for Dell. Refer to Rule 14a-9 (Note a) and Exchange Act Release 16833 (May 23, 1980).

Nicholas P. Panos	July 12, 2013
U.S. Securities and Exchange Commission

The Company respectfully advises the Staff that the presentation titled “Dell Supplemental Investor Materials” uses the multiples of a different company to produce hypothetical valuations for Dell share prices because it believes that the current trading price of the Company does not represent an indicator of the Company’s value, but instead represents the view of the market as to the likelihood that, and the price per share at which, a transaction involving the Parent Parties or another potential bidder would be consummated. While no company is identical or directly comparable to Dell, Hewlett-Packard Company (“Hewlett-Packard”) was highlighted in the presentation for the purposes of the analyses therein because Hewlett-Packard was deemed to have the mix of businesses, end-markets and operations most comparable to that of Dell. In accordance with Exchange Act Release 16833, the Company provided disclosure to the foregoing effect on page 64 of the Definitive Proxy Statement filed on May 31, 2013. In addition, the Company notes that Carl C. Icahn and his affiliates and Southeastern Asset Management refer to Hewlett-Packard as the most comparable company to Dell on slide 22 of the presentation filed by them on June 24, 2013.

2.	Dell appears to be utilizing non-GAAP financial measures without compliance with Regulation G. Specifically, Dell presented Q4 FY 2013 Operating Income of $704 [million] on page 13 and indicated in a footnote that this Operating Income metric excludes certain items. “Operating Income,” as the term is used in the presentation, does not in fact represent Operating Income as disclosed in Dell’s public filings. Please revise or advise.

In response to the Staff’s comment, the Company has revised the presentation titled “Dell Supplemental Investor Materials” to include reconciliations of the non-GAAP financial measures identified on pages 8 and 13 of the presentation, which was filed with the Amended Additional Materials.

3.	Bloomberg published a news story that was attributable to Serena Saitto dated July 5, 2013, the same date as the filing for the Dell Supplemental Investor Materials, and reported that Michael Dell expects the stock to fall to about $7.90 a share if the proposed transaction is not approved. The source of this statement was cited as “a person with direct knowledge of [Mr. Dell’s] thinking.” Advise us whether Michael Dell, or any other employee of Dell or its agents, are responsible for providing this information to Bloomberg and/or Ms. Saitto. To the extent any of the aforementioned parties is responsible for providing such information, please provide us with the factual foundation in support of this valuation. Refer to Rule 14a-9 (Note a) and Exchange Act Release 16833 (May 23, 1980).

The Company advises the Staff that the Company believes that the Bloomberg story did not accurately report the matters referred to in this comment. The Company has been informed that on July 5, 2013, Mr. Dell had a background conversation with Serena

Nicholas P. Panos	July 12, 2013
U.S. Securities and Exchange Commission

Saitto of Bloomberg. Mr. Dell did not tell Ms. Saitto that he expected the Dell stock to fall to $7.90 per share if the proposed transaction was not approved. Rather, he told Ms. Saitto that no one knew where the Dell stock would trade if the proposed transaction was not approved. Mr. Dell also referred Ms. Saitto to slide 10 of the Special Committee’s supplemental investor materials filed that day, entitled “Substantial downside risk to Dell shareholders if transaction rejected.” He noted that this slide set forth implied share prices if Hewlett-Packard’s current P/E multiple were applied to various potential estimates of Dell’s fiscal year 2014 earnings per share, but went on to say that he did not know if the Dell stock would trade at any of these prices or at higher or lower prices. Neither Mr. Dell nor the Company is aware of any employee or agent of Dell having provided the information referenced in the Staff’s comment to Bloomberg and/or Ms. Saitto.

4.	In slide number 22 in the presentation filed on July 8, 2013, it appears as though non-GAAP financial measures may have been used without compliance with Regulation G. In slide number 28, Dell admits to using non-GAAP financial measures. Please provide revised disclosures that comply with Rule 100 of Regulation G, or advise.

In response to the Staff’s comment, the Company has revised the presentation titled “Dell Special Committee Investor Presentation” to include reconciliations of the non-GAAP financial measures identified on pages 22, 23, 24, 27 and 28 of the presentation, which was filed with the Amended Additional Materials.

* * * * *

Nicholas P. Panos	July 12, 2013
U.S. Securities and Exchange Commission

Please direct any questions that you have with respect to the foregoing to Jeffrey J. Rosen at (212) 909-6281 or William D. Regner at (212) 909-6698.

Sincerely,

/s/ William D. Regner

William D. Regner

cc:	Brian T. Gladden

Dell Inc.